Exchange Traded Notes

Credit Suisse ETNs - Access Alternatives

We hope that you had an exciting and productive experience at the 3rd Annual Innovative Alternative Strategies Conference.  The Credit Suisse ETN Desk is focused on delivering alternative investments to advisors in an exchange-traded format.  We wanted to highlight our recent article, "Investable Indexed Approaches to Long/Short Investing", published in the Journal of Indexes, May / June 2012 issue, which examines the case for passive approaches to long/short investing.  To view our article, click here.

If you would like to receive periodic updates regarding alternative investments in exchange-traded format, please click here to register.  Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

Credit Suisse ETN Products

  MLP Index Exchange Traded Notes - MLPN
  Merger Arbitrage Index Exchange Traded Notes - CSMA
  Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
  Long/Short Equity Index Exchange Traded Notes - CSLS
  Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

  We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have listed the ETNs on NYSE Arca. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist one or more of the ETNs at any time.
  Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
  The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed (and, in the case of the CSMB ETNs, on a leveraged basis) to any decline in the applicable underlying Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs and the underlying index. Therefore, the level of the applicable underlying index must increase by an amount sufficient (and, in the case of the CSMB ETN, taking into account the leverage factor) to offset the applicable fees and charges.
  We have the right to repurchase your ETNs (in the case of the CSMB ETNs, on or after October 1, 2012) in whole but not in part, if the principal amount of the ETNs outstanding is $10,000,000 or less. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
  The indices have limited history and may perform in unexpected ways. The performance of the Credit Suisse Long/Short Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Net) may not be entirely representative of the performance of their respective strategies, and there is no assurance that the strategy on which these indices are based will be successful. Additionally, because Credit Suisse is affiliated with the sponsor of the Credit Suisse Long/Short Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Net), and certain of its employees are members of the index committees for the indices, conflicts of interest may exist between Credit Suisse and investors in securities whose return is based on these indices.
  With respect to the CSLS ETNs, while the Credit Suisse Long/Short Index aims to replicate the performance of the Dow Jones Credit Suisse Long/Short Equity Hedge Fund Index by tracking the performance of non-hedge fund, transparent market measures, the Dow Jones Credit Suisse Long/Short Equity Hedge Fund Index tracks a variety of investments many of which are not transparent.
  The CSMB ETNs are designed to reflect a leveraged exposure to the performance of the Credit Suisse Merger Arbitrage Liquid Index (Net) Index on a monthly basis, but their returns over longer periods of time can, and most likely will differ significantly from two times the return on a direct investment in the index. The CSMB ETNs are very sensitive to changes in the performance of the Credit Suisse Merger Arbitrage Liquid Index (Net) Index, and returns on the CSMB ETNs may be negatively impacted in complex ways by volatility of the index on a monthly basis. Accordingly, the CSMB ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the Credit Suisse Merger Arbitrage Liquid Index (Net) Index and of seeking monthly compounded leveraged investment results. Investors should actively and frequently monitor their investments in the CSMB ETNs.
  Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
  An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

July 2012 Performance

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